CIRRUS LOGIC, Inc., 800 West 6th Street, Austin, TX 78701

www.cirrus.com

March 28, 2014

Mr. Brian Cascio

Accounting Branch Chief

United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cirrus Logic, Inc.

Form 10-K for the fiscal year ended March 30, 2013

Filed on May 29, 2013

File No. 000-17795

Dear Mr. Cascio:

The purpose of this letter is to respond to your March 17, 2014 letter in which you communicated certain comments regarding our Form 10-K for the year ended March 30, 2013. To assist you in reviewing our responses, we will precede each response with a copy (in italicized type) of the comment as stated in your letter.

Form 10-K for the Fiscal Year Ended March 30, 2013

Financial Statements

Note 2. Inventories, page 42

1.	We note your discussion that you use the lower of cost or market to value your inventories and the cost basis of inventories on hand in excess of demand are written down to reflect that value. We also see from page 29 that write-offs of inventory in fiscal 2013 were significant. In future filings, please discuss the amounts and underlying reasons for inventory write-offs, if material. Please provide us with your proposed revised disclosure as part of your response.

Cirrus response:

Cirrus acknowledges the Staff’s comment and has provided a copy of our updated proposed revised disclosure for future filings below.

Inventories (page 42 of Form 10-K for the Fiscal Year Ended March 30, 2013)

We use the lower of cost or market method to value our inventories, with cost being determined on a first-in, first-out basis. One of the factors we consistently evaluate in the application of this method is the extent to which products are accepted into the marketplace. By policy, we evaluate market acceptance based on known business factors and conditions by comparing forecasted customer unit demand for our products over a specific future period, or demand horizon, to quantities on hand at the end of each accounting period.

On a quarterly and annual basis, we analyze inventories on a part-by-part basis. Product life cycles and the competitive nature of the industry are factors considered in the evaluation of customer unit demand at the end of each quarterly accounting period. Inventory quantities on-hand in excess of forecasted demand is considered to have reduced market value and, therefore, the cost basis is adjusted to the lower of cost or market. Typically, market values for excess or obsolete inventories are considered to be zero. During fiscal year 2013, the company recorded excess and obsolete inventory charges of $25.5 million, primarily associated with a customer build forecast that exceeded actual market demand and resulted in excess inventory levels for certain high volume products.

Inventories were comprised of the following (in thousands):

	March 30,	March 31,
	2013	2012
Work in process	$34,169	$30,921
Finished goods	85,131	24,994

	$119,300	$55,915

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations, page 28.

2.	We note that your revenue increased by approximately 90% for the year ended March 31, 2013 and that you explain that this was primarily attributable to higher sales of portable audio products, which is the same explanation provided for the increase in sales in fiscal 2012. Please revise future filings to discuss each of the underlying reasons for significant increases in revenue and any expected future impact on operating results. For example, please quantify the impact of changes in price and/or volume by type of product and discuss the effect that these factors had on operations each period. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K and SEC Interpretative Release No. 33-8350. Please provide us with your revised proposed disclosure as part of your response.

Cirrus response:

Cirrus acknowledges the Staff’s comment and has provided a copy of our proposed revised disclosure for future filings below.

Net sales for fiscal year 2013 increased 90 percent, to $809.8 million from $426.8 million in fiscal year 2012. The increase in net sales reflects a $404.0 million increase in audio product sales, partially offset by a $21.1 million decrease in energy product sales. The substantial increase in audio revenue was largely driven by sales in portable audio, where we experienced increases in the average selling prices and volumes associated with low power audio codecs. In addition, we saw an increase in portable audio revenue as we began the shipment of a new product, a low power audio amplifier. The decline in energy product group sales was attributable primarily to the absence of revenue related to the products involved in the Tucson office asset sale, described in Note 7, coupled with decreased sales from our power meter components.

In addition, in future filings, we will discuss each of the underlying reasons for significant increases in revenue and any expected future impact on operating results.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

To expedite any further communication of these matters, please contact me at (512)851-4000 with any further questions or comments. In addition, please send any follow-up correspondence to my attention at the address on file.

Please do not hesitate to contact me with any questions or comments.

Very truly yours,

CIRRUS LOGIC, INC.

/s/ Thurman K. Case
Thurman K. Case
Vice President Finance and Chief Financial Officer